February 14, 2006

                            Fredrikson & Byron, P.A.
                       200 South Sixth Street, Suite 4000
                           Minneapolis, MN 55402-1425

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 E Street, N.E.
Washington, D.C. 20549

Re:   Corvu Corporation
      Form 10-KSB for Fiscal Year Ended June 30, 2005
      Forms 10-QSB for Fiscal Quarters Ended September 30, 2005 and December 31, 2005
      File No. 000-29299
      Your Letter dated February 1, 2006

Dear Mr. Krikorian:

      On behalf of CorVu Corporation ("CorVu" or the "Company"), we are responding to the comments in your letter dated February 1, 2006 with respect to the above-referenced filings. Each response is numbered to correspond to the number of the relevant comment in your letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Capital Resources and Liquidity, page 13

1. Your filing should discuss long-term and short-term needs and sources of capital. In this regard, clearly indicate the principal sources of liquidity to focus on the primary drivers and other material factors necessary to understand your cash flows and the indicative value of historical cash flows as opposed to a recitation of amounts that are readily computable from the face of the financial statements. Tell us how you considered Item 303 of Regulation S-K [sic] and Section IV of the "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" (Release No. 34-48960) regarding your MD&A disclosures

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
February 14, 2006
Page 2

      Response:
      We believe that our filing complied with Item 303 of Regulation SB and
      Section IV of the "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and results of Operations" (Release No. 34-48960) because we included information on the required issues to the extent such information was available and material. We appreciate the SEC's comments in this regard and, in future filings on Forms 10-KSB and 10-QSB, will expand our discussions on Capital Resources and Liquidity, as appropriate.

Notes to Consolidated Financial Statements

(2)   Summary of Significant Accounting Policies, page 21

(A)   Revenue Recognition, page 21

2. We note the five integrated modules as part of your CorVu 5 software product. Tell us more about these modules and how they impact the software license fee you charge. Further, you indicate that the CorPlanning(TM) module can be used as a stand-alone application or as an integrated component of CorVu 5. Tell us whether a customer gains access to the right to use all of the CorVu 5 modules when they enter into a license agreement or whether access is restricted to modules negotiated within the license agreement. If so, tell us how you account for this right and identify the accounting literature that supports your conclusion.

      Response:
      The five integrated modules of CorVu 5 are separate and distinct products. See Part 1 of Form 10-KSB for the fiscal year ended June 30, 2005 for a detailed description of the modules within CorVu 5. Upon entering into a license agreement, the customer acquires a right to use and have access to only the specific modules that are the subject of the respective license agreement. Revenue is recognized when all the criteria listed below have been met, including delivery of the product that has been ordered. Access to the specific modules that have been ordered is controlled through our access keys. Our agreements/contracts do not provide for any discount related to the future purchase(s) of additional modules.

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
February 14, 2006
Page 3


      We recognize license fee revenue in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position
      (SOP) 97-2. Accordingly, revenue is recognized when all of the following criteria are met:

      o     Persuasive evidence of an arrangement exists.
      o     Delivery has occurred.
      o     The vendor's price is fixed and determinable.
      o     Collectibility is probable.

3. We note your disclosure that "all pricing is based upon the number of users licensed under the agreement with the respective customer" (your page 3). Tell us whether you consider these arrangements to be site licenses or multiple single licenses as defined by paragraph 21 of SOP 97-2 including the basis for your conclusion. In this regard, describe your pricing structure for licensing software and providing PCS. Address your consideration of AICPA TPA 5100.75, if applicable.

      Response:
      Generally, our pricing is based on the number of users licensed under the agreement with the customer. When products are sold on a "per user" basis, this represents an arrangement to use multiple single licenses of the same software. In accordance with paragraph 21 of SOP 97-2, the licensing fee is a function of the number of copies delivered to the user. Revenue is recognized upon delivery of those licenses and of the underlying software, provided all other criteria have been met.

      In certain situations, we agree to provide our products under site licenses. A site license obligates us to furnish an unspecified number of copies of the software, but only if the copies are requested by the user. The licensing fee is payable in full whether or not the user requests any additional copies under the site license. Accordingly, assuming all other criteria of revenue recognition have been met and in accordance with the principles stated in paragraph 21 of SOP 97-2, licensing revenue is recognizable upon delivery of the first license of the product. Our maintenance fee for these contracts is fixed and does not change if one copy of the software is requested or if multiple copies are requested.

      We license the use of our product based on our price list. In addition to the amounts charged for the license, we charge a product maintenance fee, which is generally 20% of the license fee paid; the maintenance contract is annually renewable. By paying the maintenance fee, the customer has access to post-contract support (PCS) via our help desk. In addition, they would receive any unspecified product upgrades of the products they have purchased and new releases of the products they have purchased free of charge.

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
February 14, 2006
Page 4


      We have reviewed AICPA TPA 5100.75 and have determined it to be not applicable based on our policy of separately pricing software, maintenance and services. In limited situations where we have agreed to "bundled" pricing, we allocated the fee to the various elements of the transaction based on vendor-specific objective evidence (VSOE) of fair value, regardless of any separate prices stated within the contract for each element (SOP 97-2, paragraph 10). In the case cited in TPA 5100.75, based on VSOE of fair value of PCS, we would allocate 20% of the fee to PCS, regardless of the number of users deployed or the value assigned or contracted related to any subsequent renewal periods.

4. We note that your maintenance and support renewal agreements include a right to upgrades, when and if available. Tell us more about these upgrades and how they fall in line with the guidance in paragraph 36 of SOP 97-2. In this regard, tell us whether the upgrades are considered specified or unspecified and your basis for this determination.

      Response:
      Customers covered under current maintenance agreements receive the right to receive unspecified upgrades/enhancements of the products they have purchased on a when-and-if-available basis. Accordingly, as defined in SOP 97-2, this right is considered to be part of PCS. Our contracts do not provide our customers with upgrade rights for a specified upgrade/enhancement.

5. Tell us whether any payment concessions are provided to your customers who enter into maintenance contracts, which would result in revenue deferrals for services already provided. In this regard, explain why revenue is recognized upon collection of the funds from customers. Indicate how you determine the amount of revenue to recognize when the collection is received. That is, does the amount of collection equal the amount that would be recognized based on ratable revenue recognition? In your response, provide management's explanation for the significant change in deferred revenue between June 30, 2004 and June 30, 2005.

      Response:
      We do not have a history of providing concessions to customers under maintenance agreements. We do not recognize maintenance revenue for renewal periods until all four elements of revenue recognition are met. This generally does not occur until we have received payment for the maintenance renewal period. Once payment is received, maintenance revenue is recognized ratably over the contract period, beginning with the first month of the maintenance period.

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
February 14, 2006
Page 5


      The components of deferred revenue as reported on our balance sheet as of June 30, 2005 and 2004 are as follows:

                                                       2005              2004
                                                    ----------        ----------
        Maintenance revenue                         $4,730,117        $4,533,532
        Services revenue                               426,448           414,586
        License revenue                                799,249                --
        Office rent obligation                         234,676                --
                                                    ----------        ----------
                                                    $6,190,490        $4,948,118
                                                    ==========        ==========

      Amounts deferred for maintenance, services and licenses represent amounts billed and, in some cases, collected prior to the time revenue is recognizable in accordance with our revenue recognition policy. Office rent obligation represents accrual for escalating rental payments entered into during FY 2005 for our office facility in Australia in which we are recognizing the aggregate lease obligation on a straight-line basis over the life of the lease. In future filings we will classify office rent obligation as other accrued expenses.

6. We note your use of Value Added Resellers (VARs) to generate license revenues. We also note your disclosure that "software license fee revenues from end-users and resellers are generally recognized when ... software has been delivered to the customer ..." (your page 8). Tell us whether your use of the term "customer" refers to the reseller or end-user. If so, explain why you believe that revenue recognition upon delivery to the reseller is proper. In your response, tell us how you considered paragraph 30 of SOP 97-2 when evaluating whether the fee is fixed or determinable in arrangements with resellers.

      Response:
      As we have disclosed in our Form 10-KSB, software license fee revenues from end-users and resellers are generally recognized when software has been delivered to the customer. In most cases, we consider the end-user to be the customer. When license fee revenues are generated by our resellers based on a sale to an end-user customer, as evidenced by a purchase order, we deliver our product directly to the end-user customer and recognize revenue at that time in accordance with our revenue recognition policy. Receipt of payment from the VAR is not dependent on when the VAR is paid by the end-user.

      In few cases, we deliver the product directly to a reseller because we have a specific contract with such reseller that includes a nonrefundable payment for the purchase of our software. In this case, the reseller is considered the customer. We have considered the factors listed in paragraph 30 of SOP 97-2 in evaluating whether the fixed or determinable fee and collectibility criteria for revenue recognition have been met. Our agreements with resellers, in the case of a nonrefundable payment for the purchase of our software meets that criteria because the reseller has made the payment (there is no question regarding collectibility), has no right of return or refund and no right to refunds or rebates if we subsequently reduce our prices. To date we have not refunded our VARs for any payment they have made for our software.

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
February 14, 2006
Page 6


7. You disclose that resellers or distributors do not have the right of return. We note that your 2nd Quarter Form 10-QSB excludes this reference in both the revenue recognition policy footnote and the critical accounting policies disclosures. Indicate whether you have modified the contractual terms with resellers or distributors to provide them with the right of return. If so, tell us how you comply with paragraph 6 and 8 of SFAS 48.

      Response:
      We have not modified our contractual terms with our resellers or distributors. In our agreements with resellers and distributors, there is no right to return of any product sold and no right of refund of any amounts paid. Accordingly, in future filings on Forms 10-KSB and 10-QSB, we will include this fact in our revenue recognition and critical accounting policy disclosures as follows:

      "Software license fee revenues from end-users and resellers are generally recognized when there is an executed license agreement, software has been delivered to the customer, the license fee is fixed and payable within twelve months, collection is deemed probable and product returns are reasonably estimable. When the Company receives cash for prepayment of software license fees from resellers or distributors, revenue is recognized upon the delivery and acceptance of the product, when title to the product has passed to the reseller or distributor and there is no right of return. Revenues related to multiple element arrangements are allocated to each element of the arrangement based on the fair values of elements such as license fees, maintenance, and professional services. Fair value is determined based on vendor specific objective evidence."

8. We note the termination clauses that are included within your VAR agreements (your page 8). Tell us how these termination clauses impact your ability to evaluate whether the arrangement fee is fixed or determinable. In this regard, explain whether any refund provisions exist within your VAR agreements.

      Response:
      Our agreements with Value Added Resellers (VARs) include contract termination language. Upon the termination of a contract, any amounts due us as a result of actual sales to end users which occurred up to the date of termination are contractually due us. These amounts are clearly fixed and determinable as the amounts due are supported by a sales order form/purchase order, we have shipped the product ordered and the payment is due within the payment terms as detailed in the agreement, normally within 30 days of the invoice date. In contract terminations we have experienced to date, we are not aware of any situations where we were unable to collect amounts due us. Those agreements also contain provisions that no refunds are provided for amounts previously paid.

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
February 14, 2006
Page 7


9. Describe how you measure and recognize revenue from consulting and other revenues. In this regard, you state that these revenues are recognized when services are performed. This statement does not clearly disclose how service revenue is earned, measured, and recognized. Describe your pricing structure for these services and address how your policies comply with paragraph 66 of SOP 97-2.

      Response:
      Revenue from consulting and other (primarily training) services are recognized as the services are performed. Charges for these services are specifically quoted per hour (or per day) in our contracts and are based on our price list. Revenue is recognized based on work actually performed for the customer as evidenced by timesheets provided by our staff. Vendor specific evidence of the fair value of services rendered is based on representative prices charged for similar work to other customers.

      Accordingly, in future filings on Forms 10-KSB and 10-QSB, we will include this fact in our revenue recognition and critical accounting policy disclosures as follows:

      "Many of our software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenues from these arrangements are generally accounted for separately from new software license revenues because the arrangements qualify as service transactions as defined in SOP 97-2. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee. Revenues for consulting services are generally recognized as the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenue is deferred until the uncertainty is sufficiently resolved. Contracts with fixed or "not to exceed" fees are recognized on a proportional performance basis".

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
February 14, 2006
Page 8


Item 8A, Controls and Procedures, page 38

10. We note your disclosure that "[a]s of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

      Response:
      The Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Company's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, we will amend the Company's disclosure on its controls and procedures accordingly.

Exhibits 31.1 and 31.2

11. Note that the language of the certifications required by Item 601(b)(31) of Regulation S-B must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that Messrs. Caffarelli and Carlson signed these certifications in their individual capacity. Further, we note that paragraph one of these exhibits does not specify the report reviewed (i.e., annual report or quarterly report) by the certifying individual. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications. Additionally, you should identify the report reviewed in paragraph one of the certifications. This comment also applies to exhibits
      31.1 and 31.2 to your Forms 10-QSB for the quarters ended September 30 and December 31, 2005.

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
February 14, 2006
Page 9


      Response:
      We confirm that Messrs. Caffarelli and Carlson signed the Section 302 certifications in their individual capacity. In future 302 certifications, we will not include the title of the signing officer in the first line of the certification. Moreover, we will refer to the report reviewed as "annual report on Form 10-KSB for the period ended June 30, ___" or "quarterly report on Form 10-QSB for the period ended ", respectively.

      The Company acknowledges that

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct further comments or questions to the undersigned.

Sincerely,


/s/ Barbara Muller
--------------------------------------
Barbara Muller

Direct Dial: 612.492.7050
Email: bmuller@fredlaw.com